Exhibit 99.1

February 28, 2025

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Postal Ballot Notice - Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI LODR”)

Pursuant to Regulation 30 of SEBI LODR, please find enclosed a copy of the Postal Ballot Notice together with the Explanatory Statement, seeking approval of the Members by way of remote e-voting process, for below Special Resolutions:

a)	Re-appointment of Mr. Deepak M. Satwalekar (DIN: 00009627) as an Independent Director on the Board of Wipro Limited (the “Company”).

b)

Approval for migration of shares allocated for the restricted stock units under the Wipro Employee Restricted Stock Unit Plan 2005 and Wipro Employee Restricted Stock Unit Plan 2007 to the ADS Restricted Stock Unit Plan 2004 and

c)	Approval for extension of benefits under the ADS Restricted Stock Unit Plan 2004 to the eligible employees of Wipro Limited group companies, including its subsidiaries and associate companies.

Please note that the Postal Ballot Notice is being sent only by electronic mode to the Members whose names appear on the Register of Members/list of Beneficial Owners as on Friday, February 21, 2025 and whose e-mail addresses are registered with the Company/Depositories.

The remote e-voting period commences at 9 AM IST on Saturday, March 1, 2025 and ends at 5 PM IST on Sunday, March 30, 2025. The results of the postal ballot will be declared on or before Tuesday, April 1, 2025.

The Postal Ballot Notice is also available on the Company’s website at https://www.wipro.com/investors/corporate-governance/e-voting-and-postal-ballot/.

Thanking you.

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As above

Wipro Limited

CIN: L32102KA1945PLC020800

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru- 560 035, India.

Tel.: +91-80-28440011

E-mail: corp-secretarial@wipro.com Website: www.wipro.com

Notice of Postal Ballot

Dear Shareholders,

Notice is hereby given pursuant to and in compliance with the provisions of Sections 108, 110 and other applicable provisions, if any, of the Companies Act, 2013 (the “Act”), Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, read with the General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020 and 09/2024 dated September 19, 2024 issued by the Ministry of Corporate Affairs (“MCA Circulars”), Secretarial Standard on General Meetings issued by The Institute of Company Secretaries of India (“SS-2”), Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) (including any statutory modification or re-enactment thereof for the time being in force, and as amended from time to time), and pursuant to other applicable laws and regulations, that the resolutions appended below towards:

a)	Re-appointment of Mr. Deepak M. Satwalekar (DIN: 00009627) as an Independent Director on the Board of Wipro Limited (the “Company”); and

b)

Approval for migration of shares allocated for the restricted stock units under the Wipro Employee Restricted Stock Unit Plan 2005 and Wipro Employee Restricted Stock Unit Plan 2007 to the ADS Restricted Stock Unit Plan 2004; and

c)	Approval for extension of benefits under the ADS Restricted Stock Unit Plan 2004 to the eligible employees of Wipro Limited group companies, including its subsidiaries and associate companies are proposed for approval of the shareholders of the Company through postal ballot by remote e-voting process (“e-voting”).

The explanatory statement pursuant to Section 102, 110 and other applicable provisions, if any, of the Act pertaining to the aforesaid resolutions setting out the material facts is annexed hereto for your consideration.

The Board of Directors of the Company, at their meeting held on February 26, 2025, appointed Mr. V. Sreedharan (FCS 2347; CP 833) or Mr. Pradeep B. Kulkarni (FCS 7260; CP 7835), Partners of V. Sreedharan & Associates, Company Secretaries, Bengaluru as the Scrutinizer for conducting the postal ballot through the e-voting process in a fair and transparent manner.

In accordance with the provisions of the MCA Circulars and other applicable laws and regulations, shareholders can vote only through the remote e-voting process. Accordingly, the Company is pleased to offer a remote e-voting facility to all its shareholders to cast their votes electronically. Shareholders are requested to read the instructions in the Notes under the section “General information and instructions relating to e-voting” in this postal ballot notice (“Postal Ballot Notice”) to cast their vote electronically. Shareholders are requested to cast their vote through the e-voting process not later than 5 PM IST on Sunday, March 30, 2025, to be eligible for being considered, failing which it will be strictly considered that no vote has been received from the shareholder.

The Scrutinizer will submit their report to the Chairman of the Company after completion of scrutiny of the e-voting. The results shall be declared on or before Tuesday, April 1, 2025 and communicated to BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”) and New York Stock Exchange (“NYSE”) (together the “Stock Exchanges”), National Securities Depository Limited (“NSDL”) and Central Depository Services (India) Limited (“CDSL”) (together the “Depositories”), and KFin Technologies Limited (“KFintech” or “Registrar and Share Transfer Agent” or “RTA”). The results will also be displayed at the Company’s registered office and on its website at www.wipro.com.

1.	Approval for the re-appointment of Mr. Deepak M. Satwalekar (DIN: 00009627) as an Independent Director of the Company

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152, Schedule IV and any other applicable provisions of the Companies Act, 2013 (“Act”) read with the Rules made thereunder, and applicable provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, (“SEBI Listing Regulations”) (including any statutory modification(s) or re-enactment thereof for the time being in force), the Articles of Association of the Company and pursuant to the recommendation of the Nomination and Remuneration Committee and approval of the Board of Directors for re-appointment, Mr. Deepak M. Satwalekar (DIN: 00009627), Independent Director of the Company, whose period of office is liable to expire on June 30, 2025, and who has submitted a declaration that he meets the criteria of independence under Section 149(6) of the Act and who is eligible for re-appointment for a second term under the provisions of the Act and rules made thereunder and Regulation 16(1)(b) of the SEBI Listing Regulations, and in respect of whom the Company has received a notice in writing from a member proposing his candidature for the office of Director pursuant to Section 160 of the Act, be and is hereby re-appointed as an Independent Director of the Company for a term of 5 years with effect from July 1, 2025 to June 30, 2030, not subject to retirement by rotation, upon such remuneration as detailed in the explanatory statement hereto and as may be determined by the Board of Directors of the Company from time to time within the overall limits under the Act.

RESOLVED FURTHER THAT pursuant to Regulation 17(1A) of the SEBI Listing Regulations, approval of the Members be and is hereby accorded to the continuation of directorship of Mr. Deepak M. Satwalekar, who has attained the age of 75 years, as an Independent Director of the Company.”

2.

Approval for migration of shares allocated for the restricted stock units under the Wipro Employee Restricted Stock Unit Plan 2005 and Wipro Employee Restricted Stock Unit Plan 2007 to the ADS Restricted Stock Unit Plan 2004

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to Section 62(1)(b) and other applicable provisions, if any, of the Companies Act, 2013 (“Act”) read with the Rules notified thereunder, Regulation 3 and other applicable provisions of the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 read with all the circulars and notifications issued thereunder, as may be modified from time to time (“SEBI SBEB & SE Regulations”), the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (including any amendments, modifications or re-enactments thereof for the time being in force) (“SEBI Listing Regulations”), the Foreign Exchange Management Act, 1999 and the relevant provisions of the Articles of Association of Wipro Limited (“Company”) and such other applicable rules, regulations, circulars, guidelines, notifications and clarifications issued by any/various other competent statutory/regulatory authority(ies) including any amendments, modifications or re-enactments thereof for the time being in force, subject to any applicable approval(s), consent(s), permission(s) and sanction(s) of any competent authority(ies) and also any condition(s) and modification(s) as may be prescribed or imposed by such authority(ies) while granting such approval(s), consent(s), permission(s) and sanction(s) that are or may become applicable (“Applicable Laws”), in accordance with the terms of the ADS Restricted Stock Unit Plan 2004 (“ADS Plan 2004”), Wipro Employee Restricted Stock Unit Plan 2005 (“RSU Plan 2005”) and Wipro Employee Restricted Stock Unit Plan 2007 (“RSU Plan 2007”), pursuant to the recommendation of the Nomination and Remuneration Committee (“NRC”) and the Board of Directors of the Company (“Board”), the Members of the Company hereby approve the following:

a.	23,000,000 (Twenty Three Million) shares allocated for the Restricted Stock Units (“RSUs”) under the RSU Plan 2005 be migrated to the ADS Plan 2004; and

b.	32,000,000 (Thirty Two Million) shares allocated for the RSUs under the RSU Plan 2007 be migrated to the ADS Plan 2004;

and that such shares be made available for utilization towards unexercised RSUs and future grants under the ADS Plan 2004 to employees of the Company and its group companies, including its subsidiaries and associate companies (present or future).

RESOLVED FURTHER THAT the equity shares allotted pursuant to the ADS Plan 2004 shall rank pari passu in all respects with the existing equity shares of the Company.

RESOLVED FURTHER THAT for the purpose of bringing into effect and implementing the ADS Plan 2004 and generally for giving effect to these resolutions, the Board and NRC be and are hereby severally authorized, on behalf of the Company, to do all such acts, deeds, matters and things as it may in its absolute discretion deem fit, necessary or desirable for such purpose and with power to settle any issues, questions, difficulties or doubts that may arise in this regard at any stage, and to make variations or alterations in the ADS Plan 2004, to the extent permissible under applicable law and under SEBI SBEB & SE Regulations.”

3.	Approval for extension of benefits under the ADS Restricted Stock Unit Plan 2004 to the eligible employees of Wipro Limited group companies, including its subsidiaries and associate companies

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

“RESOLVED THAT pursuant to Section 62(1)(b) and other applicable provisions, if any, of the Companies Act, 2013 (“Act”) read with the Rules notified thereunder, Regulation 3 and other applicable provisions of the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 read with all the circulars and notifications issued thereunder, as may be modified from time to time (“SEBI SBEB & SE Regulations”), the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (including any amendments, modifications or re-enactments thereof for the time being in force) (“SEBI Listing Regulations”), the Foreign Exchange Management Act, 1999 and the relevant provisions of the Articles of Association of Wipro Limited (“Company”) and such other applicable rules, regulations, circulars, guidelines, notifications and clarifications issued by any/various other competent statutory/regulatory authority(ies) including any amendments, modifications or re-enactments thereof for the time being in force, subject to any applicable approval(s), consent(s), permission(s) and sanction(s) of any competent authority(ies) and also any condition(s) and modification(s) as may be prescribed or imposed by such authority(ies) while granting such approval(s), consent(s), permission(s) and sanction(s) that are or may become applicable (“Applicable Laws”), in accordance with the terms of the ADS Restricted Stock Unit Plan 2004 (“ADS Plan 2004”), Wipro Employee Restricted Stock Unit Plan 2005 (“RSU Plan 2005”) and Wipro Employee Restricted Stock Unit Plan 2007 (“RSU Plan 2007”), and subject to any other approvals, consents, permissions and sanctions, as may be necessary and subject to such conditions and modifications as may be prescribed or imposed while granting such approvals, permissions and sanctions which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the “Board”, which term shall include the Nomination and Remuneration Committee (“NRC”)), the Members of the Company hereby approve that the benefits under the ADS Plan 2004 be extended to the eligible employees of the Company’s group companies, including its subsidiaries and associate companies.

RESOLVED FURTHER THAT for the purpose of bringing into effect and implementing the ADS Plan 2004 and generally for giving effect to these resolutions, the Board and NRC be and are hereby severally authorized, on behalf of the Company, to do all such acts, deeds, matters and things as it may in its absolute discretion deem fit, necessary or desirable for such purpose and with power to settle any issues, questions, difficulties or doubts that may arise in this regard at any stage, and to make variations or alterations in the ADS Plan 2004, to the extent permissible under applicable law and under SEBI SBEB & SE Regulations.”

By Order of the Board
For Wipro Limited
Sd/-
M Sanaulla Khan
Company Secretary

Date: February 26, 2025
Place: Bengaluru

Notes:

1.

The Postal Ballot Notice is being sent to the shareholders of the Company whose names appear on the Register of Members/List of Beneficial Owners as received from the Depositories as on Friday, February 21, 2025 (“Cut-off date”). Please note, however, that those members who may not have received this Notice due to non-registration of their e-mail addresses with the Company/RTA/Depositories, are also entitled to vote in relation to the resolutions as set out in this Notice.

2.

In line with the MCA Circulars, the Postal Ballot Notice is being sent only by electronic mode to those members whose e-mail addresses are registered with the Company/Depositories. Members may please note that the Postal Ballot Notice will also be available on the Company’s website at www.wipro.com, websites of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of KFin Technologies Limited at https://evoting.kfintech.com.

3.

The Postal Ballot Notice will also be provided to the ADS Depository, who will use the same to prepare a voting instruction card to be sent to registered holders of ADRs and the mailing agent for The Depositary Trust Company (“DTC”), who will then mail their form of voting instruction to the beneficial holders of ADSs who hold their ADSs through a bank, broker, or other nominee in DTC.

4.

Members who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company’s Registrar and Share Transfer Agent, KFin Technologies Limited, Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India - 500 032.

5.

In accordance with the provisions of the MCA Circulars, the Company has made arrangements for the shareholders to register their e-mail addresses. Therefore, those shareholders who have not yet registered their e-mail addresses are requested to register the same by following the procedure set out in the notes to this Postal Ballot notice.

6.

In accordance with the provisions of the MCA Circulars, Shareholders can vote only through the remote e-voting process. Physical copies of the Postal Ballot Notice and pre-paid business reply envelopes are not being sent to shareholders for this Postal Ballot.

7.	Resolution passed by the shareholders through postal ballot are deemed to have been passed as if they have been passed at a General Meeting of the shareholders.

8.

The voting rights for Equity Shares are one vote per Equity Share, registered in the name of the members. Voting rights shall be reckoned on the paid-up value of Equity Shares registered in the name of the shareholders as on Friday, February 21, 2025. A person who is not a shareholder on the relevant date should treat this notice for information purpose only.

9.	The resolutions, if passed by the requisite majority, shall be deemed to have been passed on Sunday, March 30, 2025 i.e., the last date specified for receipt of votes through the e-voting process.

10.

All the material documents referred to in the explanatory statement will be available for inspection electronically until the last date for receipt of votes through the e-voting process. Members seeking to inspect such documents can send an email to corp-secretarial@wipro.com.

11.

In accordance with the proviso to Regulation 40(1) of the Listing Regulations, as amended from time to time, and read with SEBI circular no. SEBI/HO/MIRSD/MIRSD_RTAMB/P/CIR/2022/8 dated January 25, 2022, transfer of securities of the Company including transmission and transposition requests shall not be processed unless the securities are held in the dematerialized form with a depository. Accordingly, shareholders holding equity shares in physical form are urged to have their shares dematerialized so as to be able to freely transfer them, eliminate all risks associated with physical holding and participate in corporate actions.

12.

SEBI, vide its circulars has mandated Members holding shares in physical form to submit PAN, nomination, contact details, bank account details and specimen signature in specified forms. Members may access www.wipro.com/investors/faqs/ for Form ISR-1 to register PAN/email id/bank details/other KYC details, Form ISR-2 to update signature and Form ISR-3 for declaration to opt out. Members may make service requests by submitting a duly filled and signed Form ISR-4 & ISR-5, the format of which is available on the Company’s website and on the website of the Company’s Registrar and Share Transfer Agent.

13.	The formats for Nomination and Updation of KYC details in accordance with the SEBI Circular are available on the Company’s website at www.wipro.com/investors.

General information and instructions relating to e-voting

Procedure for E-voting:

Remote e-voting: In compliance with the provisions of Section 108 of the Companies Act, 2013, read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI circular no. SEBI/HO/CFD/PoD2/CIR/P/2023/120 dated July 11, 2023, Shareholders are provided with the facility to cast their vote electronically, through any of the modes listed below, on the resolution set forth in this Notice, by way of remote e-voting:

MODES OF E-VOTING	THROUGH DEPOSITORIES		THROUGH DEPOSITORY PARTICIPANTS
	NSDL	CDSL
Individual shareholders holding securities in demat mode

1.  Shareholders already registered for IDeAS facility may follow the below steps:

a)  Visit the following URL: https://eservices.nsdl.com

b)  On the home page, click on the “Beneficial Owner” icon under the ‘IDeAS’ section.

c)  On the new screen, enter User ID and Password. Post successful authentication, click on “Access to e-Voting” under e-voting services.

d)  Click on Company name or e- voting service provider name, i.e., KFintech and you will be re-directed to KFintech website for casting your vote.

1.  Shareholders already registered for Easi / Easiest facility may follow the below steps:

a)  Visit the following URL: https://web.cdslindia.com/my easitoken/home/login/ or www.cdslindia.com

b)  Click on the “Login” icon and opt for “My Easi New (Token)” (only applicable when using the URL: www.cdslindia.com)

c)  On the new screen, enter User ID and Password. Without any further authentication, the e-voting page will be made available.

d)  Click on Company name or e- voting service provider name, i.e., KFintech to cast your vote.

Shareholders may alternatively log - in using credentials of the demat account through their Depository Participants registered with NSDL / CDSL for the e-voting facility. On clicking the e- voting icon, shareholders will be re- directed to the NSDL / CDSL site, as applicable, on successful authentication.

Shareholders may then click on Company name or e-voting service provider name, i.e., KFintech and will be redirected to KFintech website for casting their vote.

MODES OF E-VOTING	THROUGH DEPOSITORIES		THROUGH DEPOSITORY PARTICIPANTS
	NSDL	CDSL

2.  Shareholders who have not registered for IDeAS facility may follow the below steps:

a)  To register for this facility, visit the URL: https://eservices.nsdl.com

b)  On the home page, select “Register Online for IDeAS”

c)  On completion of the registration formality, follow the steps provided above.

3.  Shareholders may alternatively vote through the e-voting website of NSDL in the manner specified below:

a)  Visit the URL: https://www.evoting.nsdl.com /

b)  Click on the “Login” icon available under the ‘Shareholder/Member’ section.

c)  Enter User ID (i.e., 16-digit demat account number held with NSDL), Password / OTP, as applicable, and the verification code shown on the screen.

d)  Post successful authentication, you will be redirected to the NSDL Depository site wherein you can see the e-voting page.

e)  Click on company name or e- Voting service provider name, i.e., KFintech and you will be redirected to KFintech website for casting your vote.

2.  Shareholders who have not registered for Easi/ Easiest facility may follow the below steps:

a)  To register for this facility, visit the URL: https://web.cdslindia.com/mye asitoken/Home/Login

b)  On completion of the registration formality, follow the steps provided above.

3.  Shareholders may alternatively vote through the e-voting website of CDSL in the manner specified below:

a)  Visit the URL: www.cdslindia.com

b)  Enter the demat account number and PAN.

c)  Enter OTP received on mobile number & email registered with the demat account for authentication.

d)  Post successful authentication, the shareholder will receive links for the respective e-voting service provider, i.e., KFintech where the e-voting is in progress.

MODES OF E-VOTING	THROUGH DEPOSITORIES		THROUGH DEPOSITORY PARTICIPANTS
	NSDL	CDSL
	4. For any technical assistance, Shareholders may contact NSDL helpdesk by sending a request at evoting@nsdl.com or call at toll free no.: 18001020990.	4. For any technical assistance, Shareholders may contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or call at toll free no.: 1800 2109911.

MODE OF E-VOTING	THROUGH KFINTECH
Non-individual shareholders holding securities in demat mode and Shareholders holding securities in physical mode

1.  In case a Shareholder receives an email from KFintech [for Shareholders whose email IDs are registered with the Company/Depository Participants(s)], please follow the below instructions:

a)  Visit the following URL: https://evoting.kfintech.com/

b)  Enter the login credentials (i.e., User ID and password). In case of physical folio, User ID will be EVEN (E-Voting Event Number) followed by folio number. In case of Demat account, User ID will be your DP ID and Client ID. However, if you are already registered with KFin for e-voting, you can use your existing User ID and password for casting your vote.

c)  After entering these details appropriately, click on “LOGIN”.

d)  You will now reach password change menu, wherein you are required to mandatorily change your password. The new password shall comprise of minimum 8 characters with at least one upper case (A-Z), one lower case (a- z), one numeric value (0-9) and a special character (@, #, $, etc.). The system will prompt you to change your password and update your contact details like mobile number, email ID etc., on your first login. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential.

e)  You need to login again with the new credentials.

f)   On successful login, the system will prompt you to select the “EVENT” and click on ‘Wipro Limited’.

2.  Shareholders who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company’s Registrar and Share Transfer Agent, KFIN Technologies Limited, Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India - 500 032.

3.  For obtaining the User ID and Password for e-voting, Shareholders may refer the instructions below:

a)  If the mobile number of the Shareholder is registered against Folio No./DP ID Client ID, the Shareholder may send SMS: MYEPWD E- Voting Event Number+ Folio No. or DP ID Client ID to 9212993399

Example for NSDL - MYEPWD IN12345612345678

Example for CDSL - MYEPWD 1402345612345678

Example for Physical - MYEPWD XXXX1234567890

b)  If e-mail address or mobile number of the Shareholder is registered against Folio No./DP ID Client ID, then on the home page of https://evoting.kfintech.com/, the Shareholder may click “Forgot Password” and enter Folio No. or DP ID Client ID and PAN to generate a password.

c)  Shareholder may call KFintech toll free number 1800-3094-001 for any assistance.

d)  Shareholder may send an e-mail request to einward.ris@kfintech.com. However, KFintech shall endeavour to send User ID and Password to those new Shareholder whose e-mail IDs are available.

General Instructions on E-voting:

1.	Shareholders who are unable to retrieve User ID/Password are advised to use “Forgot User ID”/ “Forgot Password” options available on the websites of Depositories/Depository Participants.

2.

The remote e-voting period commences at 9 AM IST on Saturday March 1, 2025, and ends at 5 PM IST on Sunday, March 30, 2025. During this period, Shareholders of the Company, holding shares either in physical form or in dematerialized form, as on the Cut-off date of Friday, February 21, 2025, may cast their votes electronically as per the process detailed in this Notice. The remote e-voting module shall be disabled for voting thereafter. Once the vote on the resolution is cast by the shareholder, the shareholder shall not be allowed to change it subsequently.

3.	The voting rights of Shareholders shall be in proportion to their share of the paid-up equity share capital of the Company as on the Cut-off date i.e., Friday, February 21, 2025.

4.

On the voting page, enter the number of shares (which represents the number of votes) as on the Cut-off date of Friday, February 21, 2025, under “FOR/AGAINST” for the item set out in the notice, you may partially enter any number “FOR” and partially “AGAINST” but the total number in “FOR/AGAINST” taken together shall not exceed your total shareholding as on the Cut-off date. You may also choose the option “ABSTAIN”. If the Shareholder does not indicate either “FOR” or “AGAINST”, it will be treated as “ABSTAIN” and the shares held will not be counted under either head.

5.	Shareholders holding multiple folios/demat accounts shall choose the voting process separately for each folio/demat accounts.

6.	Corporate Members are required to access the link https://evoting.kfintech.com and upload a certified copy of the Board resolution authorizing their representative to vote on their behalf.

7.	You may then cast your vote by selecting an appropriate option and click on “Submit”.

8.

A confirmation box will be displayed. Click “OK” to confirm else “CANCEL” to modify. Once you have voted on the resolution, you will not be allowed to modify your vote. During the voting period, Shareholders can login any number of times till they have voted on the resolution.

9.

In case of any query and/or grievance, in respect of voting by electronic means through KFintech, Shareholders may refer to the Help & Frequently Asked Questions (FAQs) and E- voting user manual available at the download section of https://evoting.kfintech.com/ or may contact Ms. Swati Reddy, Manager (Unit: Wipro Limited) of KFIN Technologies Limited, Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India - 500 032 or at einward.ris@kfintech.com, evoting@kfintech.com or call KFintech’s toll free No. 1-800-3094- 001 for any further clarifications.

10.	You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s).

11.

The Scrutinizer will submit their report to the Chairman after the completion of scrutiny, and the result of the voting will be announced, on or before Tuesday, April 1, 2025 and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agent.

Explanatory Statement pursuant to Section 102 of the Companies Act, 2013

Item No. 1- Re-appointment of Mr. Deepak M. Satwalekar (DIN: 00009627) as an Independent Director of the Company.

Pursuant to the recommendation of the Nomination and Remuneration Committee, the Board of Directors of the Company at its meeting held on Wednesday, February 26, 2025, approved the re-appointment of Mr. Deepak M. Satwalekar as an Independent Director of the Company, for a second term of 5 years with effect from July 1, 2025 to June 30, 2030, subject to approval of Members of the Company.

Skills and capabilities required and the manner in which Mr. Deepak M. Satwalekar meets such requirements:

In the opinion of the Board and the Nomination and Remuneration Committee, the following are the core skills/expertise/competencies required for the Independent Director in the context of the Company’s business: Wide Management and Leadership Experience, Functional and Managerial experience, Diversity, Personal Values and Corporate Governance, among others.

Mr. Satwalekar’s deep repository of knowledge and experience of over four decades in the financial services sector, sharp business acumen, understanding of technology and as a strong votary of the highest standards of corporate governance, the Board of Directors is of the opinion that it would be in the interest of the Company to re-appoint him as an Independent Director for a period of five years with effect from July 1, 2025.

Based on the performance evaluation, his skills, experience, expertise and knowledge, the Nomination and Remuneration Committee and the Board have recommended the re-appointment of Mr. Deepak M. Satwalekar as an Independent Director pursuant to the provisions of Sections 149, 152 and Schedule IV of the Companies Act, 2013. Mr. Satwalekar also fulfills the requirements of an Independent Director as laid down under Section 149(6) of the Act and Regulation 16(1)(b) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

The Company has received a declaration from Mr. Deepak M. Satwalekar confirming that he meets the criteria of independence under Companies Act, 2013 and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. Further, the Company has also received consent from Mr. Satwalekar to act as a Director in terms of Section 152 of the Companies Act, 2013 and a declaration that he is not disqualified from being re-appointed as a Director in terms of Section 164 of the Companies Act, 2013. In terms of Section 160 of the Companies Act, 2013, the Company has received a notice in writing from a Member proposing the candidature of Mr. Deepak M. Satwalekar to be re-appointed as an Independent Director.

Further, Mr. Deepak M. Satwalekar has confirmed that he is not aware of any circumstance or situation which exists or may be reasonably anticipated that could impair or impact his ability to discharge his duties as an Independent Director of the Company. Mr. Satwalekar has also confirmed that he is not debarred from holding the office of a Director by virtue of order passed by SEBI or any other such authority.

Pursuant to Section 150 of the Companies, Act 2013 read with Rule 6 of the Companies (Appointment and Qualification of Directors) Rules, 2014, Mr. Deepak M. Satwalekar has enrolled his name in the online data bank maintained for Independent Directors with the Indian Institute of Corporate Affairs.

As per Regulation 25(2A) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the re-appointment of an independent director, shall require the approval of shareholders by way of a special resolution. Further, as per Regulation 17(1A) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, with effect from April 1, 2019, no listed company shall appoint or re-appoint or continue the directorship of a non-executive director who has attained the age of 75 years, unless a special resolution is passed to that effect and justification thereof is indicated in the explanatory statement annexed to the notice for such re-appointment. Considering that Mr. Deepak M. Satwalekar as Independent Director, attained the age of 75 years, it is necessary to approve continuation of his directorship on the Board of Directors of the Company by way of a special resolution, as the Company believes that it will be beneficial to continue the directorship of Mr. Deepak M Satwalekar, who not only has the skills and expertise, he also has the knowledge of the Company and the industry and therefore the stakeholders will benefit from his continued directorship.

In the opinion of the Board of Directors, Mr. Deepak M. Satwalekar is eligible to be re-appointed as an Independent Director for a term of 5 consecutive years and fulfils the conditions specified in the Companies Act, 2013 and the rules made thereunder, for his re-appointment as an Independent Director of the Company and is independent of the Management.

Details of Mr. Deepak M. Satwalekar pursuant to the provisions of (i) SEBI Listing Regulations; and (ii) Secretarial Standard on General Meetings, issued by the Institute of Company Secretaries of India, are provided in the “Annexure-A” to this Postal Ballot Notice.

Copy of letter of re - appointment of Mr. Deepak M. Satwalekar setting out the terms and conditions of re- appointment shall be available for inspection by the Members electronically. Members seeking to inspect the same can send an email to corp-secretarial@wipro.com.

In line with the Company’s remuneration policy for Independent Directors, Mr. Deepak M. Satwalekar will be entitled to receive remuneration by way of sitting fees as approved by the Board, reimbursement of expenses for participation in the Board meetings and commission on a quarterly basis of such sum as may be approved by the Board and shareholders on the recommendation of the Nomination and Remuneration Committee within the overall limits of remuneration payable to all Non-Executive Directors under Companies Act, 2013, not exceeding 1% of the net profits of the Company during any financial year.

Except Mr. Deepak M. Satwalekar, being the appointee, or his relatives, none of the Directors and Key Managerial Personnel of the Company or their relatives are concerned or interested financially or otherwise, in the resolution as set out at Item No. 1 in this Notice.

The Board of Directors recommends the resolution as set out in Item No. 1 for approval of the Members by way of a Special Resolution.

Brief profile of Mr. Deepak M. Satwalekar:

Deepak M. Satwalekar became a director of the Company in July 2020. Mr. Satwalekar is the Chairman of our Audit, Risk and Compliance Committee, Administrative and Shareholders/Investors Grievance Committee and a member of our Nomination and Remuneration Committee. Mr. Satwalekar is also the lead independent director of the Company.

Mr. Satwalekar was the Managing Director of HDFC Ltd., India’s first and largest specialized provider of housing finance. He then became Managing Director and CEO of HDFC Standard Life Insurance Co. Ltd. (2000-2008), the first private-sector life insurance company registered in India after 1956.

Mr. Satwalekar has also been a consultant to the World Bank, the Asian Development Bank, the United States Agency for International Development (USAID), and the United Nations Human Settlements Programme (HABITAT). He served on the India Advisory Board of a large European bank and is active on advisory boards of several non-profit organizations supporting primary education for the low-income and under privileged communities in rural and urban India.

Mr. Satwalekar has chaired the RBI Committee on corporate governance in public sector banks and was a member of several industry and government/regulatory authority committees, including the Insurance Regulatory and Development Authority of India (“IRDAI”) and Pension Fund Regulatory & Development Authority (“PFRDA”). He received the Distinguished Alumnus Award from IIT, Bombay. He also served as the Chairman of the Board of Governors of the Indian Institute of Management, Indore.

Mr. Satwalekar is the Chairman of Home First Finance Company India Limited and is on the Board of Germinait Solutions Private Limited. He served as an Independent Director on the board of Asian Paints Limited from April 1, 2019 and served as the Chairman from June 29, 2021 to September 30, 2023.

Mr. Satwalekar brings over four decades of experience in areas such as finance, banking, sales and marketing, risk management, operations and cybersecurity, among others. Mr. Satwalekar holds a Bachelor’s Degree of Technology in Mechanical Engineering from Indian Institute of Technology, Bombay and Masters in Business Administration from The American University, Washington D.C., USA.

Item Nos. 2 & 3- Approval for migration of shares allocated for the restricted stock units under the Wipro Employee Restricted Stock Unit Plan 2005 and Wipro Employee Restricted Stock Unit Plan 2007 to the ADS Restricted Stock Unit Plan 2004 and extension of benefits under the ADS Restricted Stock Unit Plan 2004 to the eligible employees of Wipro Limited group companies, including its subsidiaries and associate companies.

Wipro Limited had adopted multiple restricted stock unit Plans, including the ADS Restricted Stock Unit Plan 2004 (“ADS Plan 2004”), Wipro Employee Restricted Stock Unit Plan 2005 (“RSU Plan 2005”) and Wipro Employee Restricted Stock Unit Plan 2007 (“RSU Plan 2007”) (collectively referred to as “RSU Plans”) approved by the Members of the Company on June 11, 2004, July 21, 2005 and July 18, 2007, respectively, to attract, retain and motivate the best available talents and to reward the employees for their performance. In line with this objective, the Company had made grants under these RSU Plans, from time to time.

Owing to an increase in local strategic hiring to support the Company’s growing overseas business operations, the Company is of the view that the ADS Plan 2004 has insufficient number of RSUs available to meet the ongoing and anticipated requirements. Further, from an administrative perspective, granting American Depositary Shares (“ADS”) is a far more efficient mechanism and removes the need for the non-resident employees to have PAN and demat account, making the process simpler and more accessible.

At the same time, the RSU Plan 2005 and RSU Plan 2007 have significant unutilized stock units reserved, that have not been granted. In light of the same and to efficiently utilize the available stock units under these Plans such that there is no further dilution of equity, the Company proposes the following:

a.	23,000,000 (Twenty Three Million) shares allocated for the Restricted Stock Units (“RSUs”) under the RSU Plan 2005 be migrated to the ADS Plan 2004; and

b.	32,000,000 (Thirty Two Million) shares allocated for the RSUs under the RSU Plan 2007 be migrated to the ADS Plan 2004;

and that such shares be made available for utilization towards unexercised RSUs and future grants under the ADS Plan 2004 to employees of the Company and its group companies, including its subsidiaries and associate companies (present or future). Further, the stock units reserved under the RSU Plan 2005 & RSU Plan 2007 shall stand reduced to such extent.

Pursuant to the provisions of Section 62(1)(b) of the Companies Act, 2013, Regulation 3 of the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021 (“SEBI SBEB & SE Regulations”), and other applicable provisions of law, as amended from time to time, and pursuant to the recommendations of NRC and the Board, the approval of the Members of the Company is sought to migrate an aggregate of 55,000,000 (Fifty Five Million) shares allocated for the RSUs from the RSU Plan 2005 and RSU Plan 2007 to ADS Plan 2004.

In case of any adjustment to capital structure as a result of any corporate action(s) such as rights issues, bonus issues, split/ consolidation of shares, the outstanding RSUs granted/to be granted, under the ADS Plan 2004 shall be suitably adjusted.

All the other terms and conditions of the ADS Plan 2004 remains same as approved by the Members earlier, subject to changes required under law. In the event of any conflict or inconsistency between the provisions of the ADS Plan 2004 and the SEBI SBEB & SE Regulations, the SEBI SBEB & SE Regulations shall prevail.

In terms of Regulation 6 of SEBI SBEB & SE Regulations, for issue of equity shares to the employees of the Company, the approval of the existing Members by way of special resolution is required.

The Company operates globally across multiple jurisdictions through its group companies and thus, the benefits of the ADS Plan 2004 shall also extend to eligible employees of its group companies. As per Regulation 6(3)(c) of SEBI SBEB & SE Regulations, approval of the members by way of separate special resolution is also required for grant of restricted stock units to the employees of the Company’s group company(ies) including its subsidiaries and associate companies. Accordingly, the Company proposes to seek the approval of its shareholders to extend the benefits of the ADS Plan 2004 to eligible employees of its group company(ies) including its subsidiaries and associate companies (present or future).

The salient features and other details of the ADS Plan 2004 as required pursuant to Regulation 6(2) of SEBI SBEB & SE Regulations are as under:

1)

Brief Description of the ADS Plan 2004: The ADS Restricted Stock Unit Plan 2004 was approved by the Members of the Company at the Annual General Meeting held on June 11, 2004, with an aim to align employee and shareholder interest by granting employees a stake in the Company’s success. The key purpose of the ADS Plan 2004 is as follows:

•	To attract and retain the best available personnel for positions of substantial responsibility;

•	To provide additional incentive to employees;

•	To promote the success of the Company’s business.

The ADS Plan 2004 shall continue perpetually, until the units reserved under the Plan are available for grant.

2)

Total number of units to be offered and granted: The total number of units was initially approved as 2,000,000 (Two Million) ADSs, subject to adjustments for any bonus, stock splits, consolidations or other re-organization of the capital structure of the Company as may be applicable from time to time and such units as being migrated as detailed in the resolution contained at Item No. 2 set out in this Notice.

3)

Identification of classes of employees entitled to participate and be beneficiaries in the ADS Plan 2004: The Plan is applicable to all permanent employees of the Company as well as its group companies, including its subsidiaries and associate companies (present or future) working in India or overseas, or a Director of the Company (other than Promoter Directors, Independent Directors and Directors who either by themselves or through any body corporate, directly or indirectly hold more than 10% of the outstanding equity shares of the Company).

4)

Requirements of vesting and period of vesting: The vesting period in respect of any holder or a category of holder is determined by the Nomination and Remuneration Committee of the Board of Directors of the Company, from time to time. The minimum vesting period of the restricted stock unit shall not be less than a period of 12 months from the date of grant of the option and maximum vesting period shall not exceed 84 months from the date of grant.

5)	Maximum period within which the units shall vest: The maximum period within which the units shall vest is 84 months from the date on which the respective units have been granted to the employees.

6)	Exercise price or pricing formula: The exercise price of restricted stock unit shall be not less than the face value of the Company’s equity shares.

7)

Exercise period and process of exercise of offer: The units granted under the plan shall be capable of being exercised within a maximum period of 1 year from the date of last vesting or such other period as local laws mandate. The units shall be deemed to be exercised when the Company receives:

•	written or electronic notice of exercise from the person entitled to exercise the ADS RSU.

•	full payment for the shares with respect to which the ADS RSU is exercised.

The units will become exercisable in part or whole. The unexercised units will continue to be available to the holder or the nominee, in case of specified circumstances such as death, disability, etc., as per the Plan, up to the predetermined exercise periods.

8)

Appraisal process for determining the eligibility of employees for the ADS Plan 2004: The appraisal process includes evaluation of an employee based on the following criteria for determining eligibility of the employees to be granted units under the Plan:

•	Work related or academic performance of the employee.

•	Potential and Criticality of the employee to the role.

•	Performance of the employee measured in terms of business results, processes, or customer satisfaction.

•	Such other criteria as may be determined by the Nomination and Remuneration Committee, from time to time.

9)

Maximum number of units to be offered and issued per employee and in aggregate: The maximum quantum of units to be offered per holder per year shall not exceed 10% of the total number of units under the Plan. For details in relation to the maximum number of units to be issued in aggregate, please refer to disclosure no. 2 above.

10)

Maximum quantum of benefits to be provided per employee under the ADS Plan 2004: The maximum quantum of benefits that can be provided per employee cannot exceed 1% of the paid-up equity share capital of the Company. For details in relation to maximum quantum of units to be offered per employee, please refer to disclosure no. 9 above.

11)	Whether the Plan is to be implemented and administered directly by the company or through a trust: The Plan is being implemented and administered directly by the Company.

12)

Whether the Plan involves new issue of shares by the Company or secondary acquisition by the trust or both: The Plan will involve issuance of new shares by the Company and does not involve any secondary acquisition.

13)	The amount of loan to be provided for implementation of the ADS Plan 2004 by the Company to the trust, its tenure, utilization, repayment terms, etc.: Not Applicable.

14)	Maximum percentage of secondary acquisition (subject to limits specified under the regulations) that can be made by the Trust for the purposes of the ADS Plan 2004: Not Applicable.

15)

A statement to the effect that the Company shall conform to the accounting policies specified in Regulation 15: The Company shall conform to the applicable accounting policies prescribed under the SEBI SBEB & SE Regulations, or such other policy(ies) as may be prescribed under any other law with respect to accounting for the units, including the disclosure requirements prescribed therein.

16)	The method which the Company shall use to value its units: The Company shall use one of the applicable methods (intrinsic value or fair value) to value its RSUs.

17)

The following statement if applicable: In case the company opts for expensing of share based employee benefits using the intrinsic value, the difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognized if it had used the fair value, shall be disclosed in the Directors’ report and the impact of this difference on profits and on earnings per share (“EPS”) of the company shall also be disclosed in the Directors’ report: In case the company opts for expensing of share based employee benefits using the intrinsic value, the relevant disclosures will be made in the Directors’ report.

18)	Period of Lock-in: There is no lock-in period under the Plan.

19)	Terms and conditions for buyback, if any, of specified securities covered under these regulations: Not Applicable.

Accordingly, the resolutions contained at Item Nos. 2 & 3 set out in this Notice are being placed for approval of the Members of the Company.

None of the Directors or Key Managerial Personnel of the Company or their respective relatives are in any way concerned or interested, financially or otherwise, in the resolutions stated in Item Nos. 2 & 3, except to the extent of their shareholding in the Company and the benefits that may be granted to them under the ADS Plan 2004.

The Board of Directors recommends the passing of the proposed resolution stated in Item nos. 2 & 3 for approval of the Members as a special resolution.

By Order of the Board
For Wipro Limited
Sd/-
M Sanaulla Khan
Company Secretary

Date: February 26, 2025
Place: Bengaluru

Annexure-A

Details of Director seeking re-appointment through postal ballot by remote e-voting process (Pursuant to Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard–2 on General Meetings)

Name of the Director	Mr. Deepak M. Satwalekar
Director Identification Number	00009627

Date of Birth	November 14, 1948

Age	76 years

Date of Appointment	July 1, 2020

Relationship with Directors and Key Managerial Personnel	None

Expertise in specific functional area	Finance, Banking and wide management experience

Qualification(s)	B.Tech (IIT Bombay), MBA (The American University, Washington D.C., USA)

Terms and conditions of appointment	Re-appointment as Independent Director for a term of 5 years with effect from July 1, 2025 to June 30, 2030, not subject to retirement by rotation

Remuneration last drawn (including sitting fees)	Refer note 2 below

Remuneration proposed to be paid	Mr. Satwalekar will be entitled to receive remuneration by way of sitting fees as approved by the Board, reimbursement of expenses for participation in the Board meetings and commission on a quarterly basis of such sum as may be approved by the Board and shareholders on the recommendation of the Nomination and Remuneration Committee within the overall limits of remuneration payable to all Non-Executive Directors under Companies Act, 2013, not exceeding 1% of the net profits of the Company during any financial year.

Number of meetings of the Board attended during the financial year 2024-25 (up to the date of Postal Ballot notice)	Refer note 2 below

Board Membership in other Indian listed companies as on the date of this postal ballot notice	1. Germinait Solutions Private Limited 2. Home First Finance Company India Limited

Chairmanship of committees in other Indian listed companies as on the date of this postal ballot notice	None

Number of shares held in the Company as on the date of this postal ballot notice	NIL

Listed companies from which the Director has resigned in the past three years	Asian Paints Limited

Summary of Performance evaluation of the Director

Mr. Deepak M Satwalekar has demonstrated strong leadership and made valuable contributions as a Board member, particularly in the areas of finance, including audit & risk management, and strategic discussions. His constructive feedback, risk focused approach and calm demeanour have been noteworthy assets to the Board.

Overall, he has established himself as a highly effective and respected Board member and is successfully fulfilling his responsibilities as Lead Independent Director.

Notes:

1.

The Directorship, Committee Memberships and Chairmanships do not include positions in foreign companies, unlisted companies and private companies, position as an advisory board member and position in companies under Section 8 of the Companies Act, 2013.

2.

During the FY 2024-25 and until the date of this Postal Ballot Notice, 7 meetings of the Board of Directors were held. Mr. Satwalekar attended all the meetings. For further details on Mr. Satwalekar, including his attendance at Board and Committee meetings, remuneration, skills & expertise, among others, please refer to the Company’s Corporate Governance report forming part of the Annual Report.